02015858

PT Multimedia

March 12, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

RECD S.E.C.
MAR 12 2002
1086

SUPPL

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
P MAR 29 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release of the Company announcing its intention to purchase the remaining outstanding ordinary shares of PT Multimédia.com.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 3/14

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person n.º 504 453 513
Registered in the Lisbon Registrar of Companies under n.º 8357
Share Capital: 78,448,464 Euros

PT MULTIMEDIA announces the acquisition of the remaining outstanding ordinary shares of PT MULTIMEDIA.COM

Lisbon, Portugal, 8 March 2002 – PT Multimedia announces today its decision to acquire ("*Aquisição Potestativa*") the remaining 4,186,593 ordinary shares of PT Multimédia.com (PTM.com) that it does not already own in accordance with Article 194 of the Portuguese Securities Code, which permits a controlling shareholder, who holds 90% or more of a public company, to force minority shareholders to tender their shares for cash.

Following the launch on January 5, 2001 of a Public Exchange Offer for shares of PTM.com, PT Multimedia became the owner of 334,402,232 shares in PTM.com, corresponding to 98.76% of its share capital. Since PT Multimedia now owns more than 90% of the shares with voting rights in PTM.com, it is permitted by Portuguese law to force PTM.com's minority shareholders to sell their shares in PTM.com to PT Multimedia.

The consideration to be paid for the remaining 4,186,593 ordinary shares of PTM.com has been fixed at Euro 1.93 per share pursuant to the requirements of article 188 of the Portuguese Securities Code. Such amount will be deposited with Banco Espírito Santo de Investimento, S.A. for the accounts of current holders of PTM.com ordinary shares.

This acquisition must be registered with the Portuguese Securities Commission and only becomes effective after publication of such registration.

Following publication of registration of the acquisition, the Central Securities Depositary will transfer PT Multimedia's funds to the accounts of the shareholders of PTM.com and their shares will be automatically transferred to PT Multimedia.

After completion of this acquisition, shares of PTM.com will be immediately delisted from trading in the Official Market of Euronext Lisboa. This acquisition will also imply the loss of PTM.com public company status.

Contactos:

PT Multimedia
Lídia Falcão, Investor Relations   Lidia.m.falcao@pt-multimedia.pt
Tel.: + 351 21 78 24725
Fax: + 351 21 78 24735